Exhibit 99.1

TSX: IMG	NYSE: IAG	BSE: IAMGOLD

NEWS RELEASE

IAMGOLD REPORTS RECORD PRODUCTION,
RECORD NET EARNINGS, RECORD OPERATING CASH FLOW
 FOR THE FOURTH QUARTER

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, February 24, 2011 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today reported its unaudited consolidated financial and operating results for the fourth quarter ended December 31, 2010. Net earnings were $144.5 million ($0.39 per share), an increase of $191.9 million compared to the fourth quarter of 2009, and operating cash flow was $221.3 million ($0.59 per share(1)), representing an increase of 228% from the fourth quarter of 2009.

“We had an excellent fourth quarter, with a 35% increase in gold production the key driver behind record highs in net earnings and cash flow,” said Steve Letwin, IAMGOLD’s President and CEO. “Gold production was at the top end of our latest guidance reflecting the hard work and resourcefulness of our employees.  These strong financial results, however, were overshadowed by the death earlier this month of an employee of a contractor at our Rosebel mine in Suriname.  We are saddened by this tragic accident and extend our deepest sympathies to his family.  Safety is, and will continue to be, our top priority.”

“Our plan in 2011 is to build on our strong operational competencies to maximize the growth potential of our core gold assets,” continued Mr. Letwin.  “With our strong performance in 2010 and a 13% increase in gold reserves, we are on track to achieving our production target of 1.1 to 1.2 million ounces of gold for the year.  We continue to assess the business alternatives to unlocking the value of our niobium asset, and together with our focus on organic growth, are powerful drivers of future performance and improved shareholder returns.”

FOURTH QUARTER 2010 HIGHLIGHTS

•	Net earnings of $144.5 million ($0.39 per share) increased by $191.9 million, compared to a net loss of $47.4 million (loss of $0.13 per share) in the fourth quarter of 2009.

•	Adjusted net earnings(2) of $144.9 million ($0.39 per share) increased by 155% from $56.8 million ($0.15 per share) in the fourth quarter of 2009.

•	Operating cash flow of $221.3 million ($0.59 per share(1)) increased by 228% from $67.5 million ($0.18 per share(1)) in the fourth quarter of 2009.

•
Gold production increased by 35% to 315,000 attributable ounces at a cash cost(3) of $574 per ounce compared to 234,000 attributable ounces at a cash cost of $488 per ounce during the fourth quarter of 2009.  At IAMGOLD operated sites,  the average cash cost per ounce was $508 in the fourth quarter of 2010.

•	On February 9, 2011, IAMGOLD received $49 million for the sale of its La Arena project.

•
On February 24, 2011, IAMGOLD entered into an agreement for a private placement of flow-through shares. The issuance of 1.7 million shares at a price of $25.48 per share, raised gross proceeds of C$43.3 million.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

FULL-YEAR 2010 HIGHLIGHTS

Financial Results and Position

•	Record results for net earnings, adjusted net earnings and operating cash flow in 2010.

•	Net earnings of $279.8 million ($0.75 per share) increased by 145% compared to $114.1 million ($0.32 per share) in 2009.

•	Adjusted net earnings(2) of $285.7 million ($0.77 per share(2)) increased by 68% from $170.0 million ($0.48 per share) in 2009.

•	Operating cash flow of $415.1 million ($1.12 per share(1)) increased by 62% compared to $257.0 million ($0.73 per share) in 2009.

•
The Company’s financial position has improved with $761.3 million in available liquidity, reflecting an increase from the previous quarter due mainly to the impact of the Essakane mine now fully operational.  Cash, cash equivalents and gold bullion (at market value) were $411.3 million and the undrawn credit facility was $350.0 million at December 31, 2010.

•	Tenth straight annual dividend and increased to $0.08 per share with $29.8 million paid in January 2011.

Production and Cash Costs

Gold Operations

•	Gold production of 967,000 ounces increased by 3% from 939,000 ounces in 2009.

•	Weighted average cash costs(3) were $574 per ounce compared to $461 per ounce in 2009.

•
Annual average cash costs at IAMGOLD’s operating sites (Rosebel, Essakane, Mupane, and the Doyon division) were $525 per ounce in 2010 compared to $657 per ounce for the Company’s joint ventures and working interests (Sadiola, Yatela, Tarkwa and Damang).

•
Commercial production at Essakane began on July 16, 2010.  Total attributable production in 2010 was 122,000 ounces at a cash cost(3) of $429 per ounce.  Throughput continued to ramp up with over 22,000 tonnes per day in December 2010, and is in line with its goal of 25,000 tonnes per day while processing soft rock.

Niobium Operation

•	Strong niobium production of 4.4 million kilograms in 2010, 7% higher than production in 2009, and an operating margin(4) of $18 per kilogram compared to $20 per kilogram in 2009.

Exploration

•
Exploration expenditures of $86.3 million in 2010 included accelerating work on promising results at the Company’s joint ventures in West Africa and the Charmagne discovery in Suriname.  These successes supported supplemental funding approval for both near-mine exploration and greenfields exploration in 2010 along with aggressive programs planned for 2011.

Reserves

•	The proactive exploration program at IAMGOLD resulted in increases in reserves and resources.

•	Gold proven and probable reserves increased by 1.9 million ounces, or 13%, to 16.4 million ounces.

•	Niobium proven and probable reserves increased by 34% to 243.8 million kilograms of contained niobium pentoxide (Nb2O5).

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Development Projects

•	The Westwood project is on track to commence commercial production in early 2013. Shaft sinking achieved a depth of 1,063 metres at the end of 2010.

•	The Sadiola sulphide project feasibility study was completed and a construction decision is expected to be made in the first half of 2011.

•
On February 9, 2011, IAMGOLD received $49 million in cash from Rio Alto Mining Limited (“Rio Alto”) for the sale of its La Arena project.  In addition, as part of the option and earn-in agreement in June 2009, IAMGOLD received 8 million shares of Rio Alto with an approximate market value of $18 million as of February 23, 2011.

REVIEW OF 2010 RESULTS

Financial Results

•
Revenues were $1,167.2 million in 2010, a 28% increase from 2009 primarily due to higher realized gold prices.  The average realized gold price in 2010 for IAMGOLD’s operations and joint ventures rose 31% compared to 2009 and the number of ounces of gold sold increased by 2%.

•
In 2010, net earnings were $279.8 million ($0.75 per share) compared to $114.1 million ($0.32 per share) in 2009.  Adjusted net earnings(2) of $285.7 million ($0.77 per share(2)) increased by 68% compared to $170.0 million ($0.48 per share) in 2009.  The impact of higher sales and gold prices was partially offset by increases in mining costs and income and mining taxes.

•
Operating cash flow was $415.1 million ($1.12 per share(1)) in 2010, an increase of 62% compared to $257.0 million ($0.73 per share) in 2009.  The increase is mainly due to increased sales partially offset by higher mining costs and income and mining taxes.

Financial Position

•
The Company’s cash, cash equivalents and gold bullion (at market value) position has improved with $411.3 million available at December 31, 2010 compared to $300.1 million available at December 31, 2009.  During 2010, cash and cash equivalents increased mainly due to record cash flow from operating activities, partially offset by capital expenditures in mining assets and exploration and development projects.  The Company’s financial position reflects an increase of $167.9 million compared to September 30, 2010 as Essakane ramped up towards its design capacity during the fourth quarter of 2010.  As at December 31, 2010, $350.0 million of unused credit remained available under the Company’s credit facility.

•	On February 9, 2011, IAMGOLD received $49 million for the sale of its La Arena project. The proceeds add to IAMGOLD’s strong financial position.

•
On February 24, 2011, IAMGOLD entered into an agreement for a private placement of flow-through shares.  The issuance of 1.7 million shares at a price of $25.48 per share raised gross proceeds of C$43.3 million.

•
In 2011, the Company plans to incur $460.0 million in capital expenditures and approximately $51.0 million in exploration expenses.  With strong cash, cash equivalents and gold bullion positions, the available credit facility and expected operating cash flows, the Company has the financial capacity to fund the continuing 2011 requirements of exploration and development projects and expansion of existing operations.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Production and Cash Costs

Gold production and cash costs

In 2010, IAMGOLD’s attributable gold production increased by 28,000 ounces, or 3%, compared to 2009. The increase in production was a result of:
•	Ramp-up of production at Essakane after achieving commercial production on July 16, 2010, and
•	Higher throughput at Tarkwa, Rosebel and Mupane,
Partially offset by:
•	Closure of the Doyon mine in December 2009 and mining the Mouska mine at a reduced rate in 2010, and
•	Lower grades at Sadiola and Yatela.

The 2010 annual average cash cost(3) of $574 per ounce has increased $113 per ounce from $461 per ounce in 2009 mainly due to lower grades, higher energy costs, and higher royalties of $13 per ounce.

Average annual cash costs at IAMGOLD operated sites (Rosebel, Essakane, Mupane and the Doyon division) were $525 per ounce(3) during 2010, an increase of 16% compared to $453 per ounce during 2009.  The weighted average cash cost for IAMGOLD’s two main operations (Rosebel and Essakane) was $471 per ounce which highlights the strong performance in 2010.  Cash costs for the Company’s joint ventures and working interests (Sadiola, Yatela, Tarkwa and Damang) were $657 per ounce during 2010, an increase of 39% compared to $473 per ounce during 2009.

As gold prices rise, lower grades of ore become economical to mine.  By choosing to mine these lower grade deposits of the ore body and managing the cut-off grade, the Company can mine previously uneconomical portions of its resource base, increase the yield from the ore bodies and extend the life of the mines.  Notwithstanding increased costs, this yields positive cash flow for the Company.  IAMGOLD's continuous improvement programs and cost control efforts focus on aggressively managing unit operating costs (such as cost per tonne mined and cost per tonne milled) and increasing productivity at the operating sites.  Increases in the gold price and increased royalty rates have driven higher royalty amounts.

Niobium production and operating margin

Niobium production increased in 2010 compared to 2009, resulting primarily from higher throughput.  The site successfully completed the paste backfill project and the mill expansion project in the second and third quarter of 2010, respectively.  The operating margin per kilogram of niobium(4) decreased by $2 per kilogram during 2010 compared to 2009, the result of commissioning the paste backfill process, the strengthening in the Canadian dollar and higher prices and volumes of aluminum used in processing.  Paste backfill process will enable near complete extraction of the ore body including areas with lower grades, impacting mining costs and operating margin.

Development Projects

In 2010, the Company’s total development project expenditures were $260.7 million, mainly related to Essakane in Burkina Faso and Westwood in Northern Québec.

Burkina Faso – Essakane mine – Achieved commercial production effective July 16, 2010

Construction of the Essakane mine is completed and commercial production began on July 16, 2010.  Final costs for the construction of the project totalled $464.8 million which was on plan.

Canada – Westwood project – On schedule for early 2013

Completion of the Westwood project is on schedule with commercial production planned for early 2013.  Project expenditures in 2010 totaled $94.9 million, with significant infrastructure preparation and construction.  Shaft sinking has reached 1,063 metres compared to 1,220 metres expected during the year mainly due to the excavation of a loading station at a higher level than originally planned.  More excavation has also been completed on level 60-0 and 84-0.  The significant exploration and resource delineation programs resulted in over 74,000 metres of drilling in 2010.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

In 2011, significant progress will continue, including the following projected activities:  completing the construction of the surface waste silo to allow ore development to begin by the end of 2011, achieving the current shaft sinking plan (1,560 metres by end of 2011), and carrying out an 82,000-metre infill and extensions drilling program for resource development.

South America – Ecuador – Quimsacocha project

The Company has obtained the requisite permits to allow the use of reservoir water for exploration and feasibility work.  Regular contact and dialogue is maintained with senior government officials in order to obtain clarity on fiscal and other matters.  A model mining contract, which is expected to clarify some of these issues, is being developed by the Ecuadorian government.

Exploration

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the province of Québec in Canada.  With a strategic mandate for organic growth, the Company has numerous projects underway and continues to pursue additional advanced exploration joint ventures and acquisition opportunities that will strengthen the foundation for future growth.

In 2010, IAMGOLD incurred $86.3 million on exploration projects, a 35% increase from $63.8 million in 2009.  The 2010 expenditures included:

•
Near-mine exploration and resource development expenditures of $48.7 million, including a resource expansion and delineation drilling program of more than 94,000 metres at Rosebel in Suriname for $14.7 million, a drill delineation program of more than 40,000 metres at Essakane in Burkina Faso for $13.4 million, and an $8.7 million exploration and resource delineation drilling program of more than 74,000 metres at the Westwood development project in the province of Québec; and

•
Greenfield exploration of $37.6 million conducted at 16 projects, including two advanced exploration sites, in 10 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Reserves

In 2010, the proactive exploration program at IAMGOLD resulted in a total proven and probable mineral reserves increase of 1.9 million ounces to 16.4 million ounces of gold, a 13% increase over the previous year.

Total proven and probable mineral reserves of niobium increased by 34% to 243.8 million kilograms of contained Nb2O5.

Commitment to Zero Harm Continues

In 2010, IAMGOLD was awarded the Corporate Social Responsibility award at the Corporate and Community Social Responsibility Conference for its Zero Harm vision of maintaining the highest standards in human health, minimizing the impact on the environment, and working co-operatively with host communities.

The frequency of all types of serious injuries across IAMGOLD during 2010 increased marginally to 0.58 compared to 0.54 in 2009.

The Company is committed to connecting its Zero Harm vision to performance, and regrets the tragic deaths of an employee at the Niobec mine in the province of Québec in 2010 and, more recently, an employee of a contractor at the Company’s Rosebel mine in Suriname.

The importance of continually striving for Zero harm is a core value for IAMGOLD.  The Company strives to eliminate all injuries and tragedies through programs that reinforce the importance of constant vigilance in the workplace and the adoption of safe work practices.  Recently, IAMGOLD joined the Mining Safety Roundtable, an industry forum for the industry’s most safety-focused leaders.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Outlook for Growth

As previously disclosed on January 17, 2011, the following is IAMGOLD’s guidance for production for years 2011 through 2013.

	2010 Actual	2011 Forecast	2012 Forecast	2013 Forecast
Attributable gold production (000 oz)
Mines owned and operated by IAMGOLD
Rosebel	395	360 – 380	390 – 410	360 – 380
Essakane	122	370 – 390	310 – 330	380 – 400
Mouska(a)	33	25 – 30	–	30 – 35
Westwood	–	–	–	130 – 150
Mupane	57	55 – 60	40 – 45	15 – 25
	607	810 – 860	740 – 785	915 – 990
Other – Joint ventures and working interests in Africa	360	290 – 340	(b)	(b)
Total attributable gold production	967	1,100 – 1,200	(b)	(b)
Cash cost ($/oz of gold)(3)	574	565 – 595	(b)	(b)
Average realized gold price ($/oz)	1,252	1,300	1,250	1,150
Average foreign exchange rate (C$/US$)	1.03	1.00	1.05	1.05
Average foreign exchange rate (US$/€)	1.33	1.35	1.35	1.30

Niobium production
Niobec (100%) (millions of kg)	4.4	4.5 – 5.0	4.5 – 5.0	4.5 – 5.0
Operating margin ($/kg Nb) (4)	18	15 – 17	16 – 18	16 – 18

(a)	In 2012, the mill will be shut down and refurbished in preparation for processing ore from Westwood. All ore mined at Mouska in 2012 will be processed in 2013.

(b)	Updated forecasts for 2012 and 2013 are not yet available.

The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs and currency rates.  Changes in these assumptions may have a material impact on cash cost, results of operations and overall financial position of the Company.  Actual results may vary significantly from guidance.

The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2011.

	Change of	Impact on the Annualized 2011 Cash cost by $/oz
Gold price	$50/oz	$3
Oil price	$10/barrel	$6
Canadian dollar per US dollar	$0.10	$3
€uro per US dollar	$0.10	$5

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Capitalized mining assets, exploration and development expenditures

As announced on January 17, 2011, the Company plans to continue making significant investments in mine development and exploration throughout the year.  Planned capital expenditures for 2011 assume favourable outcomes for the feasibility studies to expand Essakane and to mine and process the underlying sulphide ore at the Sadiola mine.  In addition, IAMGOLD has undertaken a feasibility study to expand the plant capacity at the Rosebel mine in Suriname.  It also includes the continued underground expansion of the Niobec niobium mine.

The following table shows the site allocation of IAMGOLD’s planned capital expenditures for 2011, 2012 and 2013.

	Planned Capital Expenditures ($ millions)
	2011	2012	2013	Details
Westwood	146	132	54	The mine remains on track for startup in early 2013. These expenditures will be for deepening the shaft and developing drift levels for future mining.
Essakane	139	191	25	A favourable outcome to the current feasibility study is assumed for expansion construction to start in the second half of 2011.
Rosebel	95	38	23	Primarily for new equipment, sustaining capital, engineering and civil work related to an expansion and resource development.
Niobec	39	20	13	This capital budget is to be allocated to sustaining capital, underground development, a pumping station and for water treatment.
Sadiola (41%)	22	98	92	This assumes a favourable outcome of the current feasibility study of the sulphide project.
Mupane	4	5	-	For sustaining capital and resource development.
Other	15	16	13
Total	460	500	220

Planned capital expenditures of $460.0 million in 2011 include $41.2 million of capitalized exploration expenditures mainly related to near-mine development sites.  In addition, the Company plans to incur $50.9 million of exploration expenses in 2011.  Total of near-mine and greenfield exploration planned expenditures in 2011 is $92.1 million with drilling of over 500,000 metres.  The Company plans to test more than 18 grassroots projects in Senegal, Mali, Colombia, Peru, Brazil and the Canadian province of Québec.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Summarized Financial Results
(in $ millions)	As at December 31 2010	% Change	As at December 31 2009
Financial Position	$		$
Cash and cash equivalents and gold bullion
• at market value	411.3	37%	300.1
• at cost	311.2	34%	231.8
Total assets	3,494.9	17%	2,996.8
Shareholders’ equity	2,775.8	15%	2,416.7

(in $ millions, except where noted)	Fourth quarter ended December 31			Year ended December 31
	2010	% Change	2009	2010	% Change	2009
Results of Operations	$		$	$		$
Revenues	459.0	73%	265.3	1,167.2	28%	914.3
Mining costs	216.1	55%	139.2	570.6	28%	446.8
Depreciation, depletion and amortization	35.3	(18%)	43.3	132.7	(14%)	153.8
Earnings from mining operations	207.6	151%	82.8	463.9	48%	313.7
Earnings from working interests	17.8	48%	12.0	56.5	57%	36.0
Total earnings from operations and working interests(5)	225.4	138%	94.8	520.4	49%	349.7
Net earnings (loss)	144.5	n/a	(47.4)	279.8	145%	114.1
Basic and diluted net earnings (loss) per share ($/share)	0.39	n/a	(0.13)	0.75	134%	0.32
Adjusted net earnings(2)	144.9	155%	56.8	285.7	68%	170.0
Basic adjusted net earnings per share (2) ($/share)	0.39	160%	0.15	0.77	60%	0.48
Cash Flows
Operating cash flow	221.3	228%	67.5	415.1	62%	257.0
Operating cash flow per share(1) ($/share)	0.59	228%	0.18	1.12	53%	0.73
Key Operating Statistics
Gold mines (including working interests)
Gold sales (000 oz)	347	49%	233	977	3%	944
Average realized gold price ($/oz)	1,379	26%	1,096	1,252	30%	960
Attributable gold production (000 oz)	315	35%	234	967	3%	939
Cash cost ($/oz)(3)	574	18%	488	574	25%	461
Niobium mine
Niobium sales (millions of kg Nb)	1.0	(29%)	1.4	4.3	(2%)	4.4
Niobium production (millions of kg Nb)	1.0	(17%)	1.2	4.4	7%	4.1
Operating margin ($/kg Nb) (4)	17	(15%)	20	18	(10%)	20

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Revenues

Fourth quarter record revenues of $459.0 million were up 73% over $265.3 million for the same quarter of 2009.  This increase was primarily due to an increase in gold sales from IAMGOLD’s operations and joint ventures, and an increase in related realized gold prices.

Record revenues for the full year of 2010 were $1,167.2 million, a 28% increase over the previous year mainly resulting from the increase in realized gold prices.

Mining costs

Mining costs in the fourth quarter of 2010 were $216.1 million, a 55% increase over $139.2 million for the same quarter of 2009.  Mining costs for the full year of 2010 reached $570.6 million, a 28% increase over the previous year.

The increase in mining costs was due to growth in production, higher consumables costs as well as higher labour costs at Rosebel, higher energy costs across all sites, increased royalties from a rise in gold prices, and adjustments to asset retirement obligations at Doyon due to changes to remediation plans.

Depreciation, depletion and amortization

Depreciation, depletion and amortization decreased from $153.8 million in 2009 to $132.7 million in 2010 due mainly to the increase in reserves for gold sites and Niobec.  This decrease was partially offset by additional depreciation expenses following the beginning of commercial production at the Essakane mine during the third quarter of 2010.

Earnings from working interests

Year over year earnings from working interests increased mainly as a result of higher sales and higher realized gold prices, partially offset by higher mining costs.

Corporate administration

Corporate administration expenses in 2010 were $46.9 million compared to $49.1 million in 2009.  The decrease was primarily related to process improvements, costs containment and one-time costs in 2009 related to the Essakane acquisition.

Exploration and development expenses

Exploration and development expenses in 2010 were $46.0 million compared to $39.8 million in 2009.  Exploration expenses in 2010 included accelerating work on promising results at the Company’s joint ventures in West Africa and the Charmagne discovery in Suriname.

Net interest expense

Net interest expense in 2010 was $3.6 million compared to $0.7 million in 2009.  The increase is mainly due to costs associated with maintaining the increased credit facility.

Foreign exchange gain/loss

The foreign exchange loss in 2010 was $1.7 million compared to a foreign exchange gain of $27.0 million in 2009.  The majority of the foreign exchange loss during 2010 and the gain in 2009 were related to the impact of foreign exchange variation on cash held in Canadian dollars.  The amount was larger in 2009 resulting from the equity financing in Canadian dollars during the first quarter of 2009.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Derivative gain/loss

The total derivative loss was $13.3 million in 2010 compared to a gain of $7.0 million in 2009.  The loss in 2010 was mainly due to the market variation of gold option contracts for the Mupane mine, which were undertaken to support a positive cash flow for the remaining limited life of the operation.  In addition, the derivative loss was impacted by foreign exchange and heating oil option contracts, partially offset by the positive change in the fair value of warrants held as investments.

Other income/expense, net

The total other income, net was $24.4 million in 2010 compared to other expense, net of $1.8 million in 2009.  The other income/expense, net in 2010 was mainly related to gains on disposal of marketable securities.

Non-controlling interests

The total non-controlling interests charge in 2010 was $18.2 million compared to $8.8 million in 2009.  The increase is mainly due to the inclusion of the Essakane operation in 2010.

Income and mining taxes

The Company does not recognize tax benefits on losses generated in countries where the recent history of operating losses do not satisfy the “more likely than not” criterion for the recognition of deferred tax assets.  Consequently, there are no income tax benefits recognized on the pre-tax losses in these jurisdictions as valuation allowances are recorded to offset the associated benefit.

In 2010, income and mining taxes totaled $135.4 million compared to $108.0 million in 2009.  The income tax rate varies from the combined federal and provincial income tax rates of 31% in 2010 and 33% in 2009 primarily due to fluctuations in exchange rates for foreign currency, the geographic distribution of income, non-deductible expenses, withholding taxes related to repatriations of international earnings, and the existence of valuation allowances.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Attributable Gold Production and Cash Cost per Ounce

The table below presents the gold production attributable to the Company along with the weighted average cash cost(3) per ounce of production.

(Unaudited)	Gold Production		Total Cash Cost(3)		Gold Production		Total Cash Cost (3)
	Fourth quarter ended		Fourth quarter ended		Year ended		Year ended
	December 31		December 31		December 31		December 31
	2010	2009	2010	2009	2010	2009	2010	2009
IAMGOLD Operator	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
Rosebel (95%)	119	99	449	422	395	392	484	396
Essakane (90%)	80	-	414	-	122	-	429	-
Doyon division (100%)	18	24	843	528	33	109	655	524
Mupane (100%)	15	11	1,062	885	57	51	941	735
	232	134	508	478	607	552	525	453
Joint Ventures and Working interests
Sadiola (41%)(a)	29	32	785	616	118	135	653	483
Yatela (40%)	9	28	1,379	323	60	89	780	339
Tarkwa (18.9%)	34	32	611	505	139	125	605	513
Damang (18.9%)	11	8	673	652	43	38	662	619
	83	100	762	502	360	387	657	473
Total	315	234	574	488	967	939	574	461
Cash cost excluding royalties			516	439			519	419
Royalties			58	49			55	42
Cash cost (3)			574	488			574	461
(a)	On December 29, 2009, the Company purchased an additional 3% interest in Sadiola resulting in a 41% interest in the Sadiola joint venture.

Attributable Gold Sales volume and Realized Price

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold sales		Realized gold price		Gold sales		Realized gold price
	Fourth quarter ended December 31		Fourth quarter ended December 31		Year ended December 31		Year ended December 31
	2010	2009	2010	2009	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz

IAMGOLD Operator	263	131	1,383	1,098	619	557	1,271	951
Joint ventures	39	62	1,367	1,090	176	224	1,211	973
Working interests	45	40	1,366	1,101	182	163	1,225	973
Total(a)	347	233	1,379	1,096	977	944	1,252	960

(a)
Attributable sales volume for the fourth quarters of 2010 and 2009 were 331,000 ounces and 228,000 ounces, respectively, and for the entire years of 2010 and 2009, 945,000 ounces and 925,000 ounces, respectively, after taking into account 95% of Rosebel sales and 90% of the Essakane sales.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Operations Summary

The Company’s 2010 gold operations are summarized below.

Rosebel Mine, Suriname

Rosebel achieved record gold production in the fourth quarter and full year 2010, which was higher than the same periods in the prior year by 20% and 1%, respectively.  This strong production level was achieved despite lower grades and a difficult rainy season.  The Rosebel site achievement was the result of record throughput levels, higher productivity and operational efficiencies.  Moreover, the fourth quarter benefitted from increased recoveries resulting from the commissioning of additional leach tanks.

Cash costs per ounce(3) increased 6% in the fourth quarter of 2010, compared to the same period last year, primarily due to higher energy, labour and consumables costs, and higher royalties due to rising gold prices.  Cash costs per ounce have increased by 22% on a full year basis for similar reasons.  In addition, grades were lower as the mine was unable to access higher grades in previous quarters of the year due to higher precipitation levels in the rainy season.

In 2011, the Company began another expansion at Rosebel. The expansion will result in additional grinding capacity to allow mill throughput to be maintained between 12 and 14 million tonnes per year offsetting the impact of processing increased hard rock volumes.  The expansion essentially brings gold production forward in time and reduces long-term fixed costs by reducing the currently planned mine life.

Essakane Mine, Burkina Faso

Essakane gold mine achieved commercial production effective July 16, 2010.  Attributable production during the fourth quarter and full year 2010 was 80,000 ounces and 122,000 ounces, respectively.  Attributable production nearly doubled during the fourth quarter over the third quarter of 2010 despite a two-week shutdown in November caused by an electrical failure at the SAG mill.  Cash costs(3) since the beginning of commercial production were $429 per ounce compared to life of mine estimate of between $400 and $410 per ounce.

A feasibility study to expand the mine is currently in progress and is expected to be completed in the third quarter of 2011.  The study is expected to demonstrate that the hard rock capacity of the mill could be expanded to process 10.8 million tonnes per year, compared to the current estimate of 5.4 million tonnes per year.  The expectation is for life-of-mine average annual gold production between 450,000 and 470,000 ounces (on a 100% basis) compared to the current estimate of 315,000 ounces.  The current mine plan includes processing of soft rock for the first three years at a rate of 9.0 million tonnes per year, followed by approximately nine years of processing hard rock.

Doyon Division, Canada

Gold production at the Doyon division declined in the fourth quarter and for the full year in 2010 compared to 2009.  The decline in production reflects the closure of the Doyon mine in December 2009 and reduced production at the Mouska mine nearing the end of its life.  As a cost reduction initiative, the ore mined from Mouska during the first eight and a half months of 2010 was stockpiled and batch processed starting mid-September and completed in December.

Cash costs per ounce(3) increased during the fourth quarter and full year of 2010, largely due to lower production, higher royalties due to higher gold prices and the impact of a stronger Canadian dollar on the operation.

Mupane mine, Botswana

Gold production at Mupane increased in the fourth quarter and for the full year in 2010 by 36% and 12%, respectively, compared to 2009.  The increase was the result of higher throughput levels with improved performance of the ball mill in the current year which was unavailable for the second half of 2009.  Cash costs per ounce(3) for the fourth quarter and the full year of 2010 rose mainly due to higher mining and energy costs.  This is the result of more volume of material mined coupled with longer hauling distances from more distant pits and higher diesel fuel prices.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Sadiola mine, Mali

Attributable gold production for the fourth quarter and for the full year of 2010 were down 9% and 13%, respectively, compared to 2009, mainly due to lower gold grades. The lower grades are the result of satellite pits being mined following the completion of mining at the main Sadiola pit.

Cash costs per ounce(3) of gold were higher in 2010 compared to 2009 due to the lower production from lower grades, higher energy costs, higher labour mining contract, and increased royalties from higher realized gold prices.

The feasibility study on the sulphide project to expand the processing facility to process hard rock in conjunction with soft rock was completed in 2010.  A construction decision is expected in the first half of 2011.

Yatela mine, Mali

Attributable gold production for the fourth quarter and for the full year of 2010 decreased 68% and 33%, respectively, compared to 2009.  The reduced production resulted from lower gold grades as mining shifted from the bottom of the main pit in early 2010 to a longer-haul satellite pit.

Cash costs per ounce(3) were sharply higher in 2010 compared to 2009 primarily as a result of lower production, higher waste stripping and material mined, higher energy costs, higher labour mining contract, and higher royalties due to rising gold prices.

Tarkwa mine, Ghana

Attributable gold production for the fourth quarter and for the full year of 2010 increased by 6% and 11%, respectively, compared to 2009.  This increase was a result of higher throughput at the CIL plant.

Cash costs per ounce(3) of gold increased in the fourth quarter and for the full year of 2010 by 21% and 18% respectively compared to 2009.  Cash costs increased due to higher energy and contractor costs and increased royalties from higher gold prices.

Damang mine, Ghana

Attributable gold production for the fourth quarter and for the full year of 2010 increased by 38% and 13%, respectively, compared with the previous year.  This was a result of higher mill throughput due to the commissioning of the secondary crusher and the processing of higher grade ore.

Cash costs per ounce(3) for the fourth quarter and the full year of 2010 were higher by 3% and 7%, respectively, compared to the same period in 2009, due to higher energy costs and increased royalties from higher gold prices.

Niobium Production, Sales and Operating margin

	Fourth quarter ended December 31			Year ended December 31
	2010	% change	2009	2010	% change	2009
Operating results – Niobium Mine
Niobium production (millions of kg Nb)	1.0	(17%)	1.2	4.4	7%	4.1
Niobium sales (millions of kg Nb)	1.0	(29%)	1.4	4.3	(2%)	4.4
Operating margin ($/kg Nb)(4)	17	(15%)	20	18	(10%)	20

Niobium production increased for the full year 2010 by 7% as a result of the successful completion of the mill expansion in the third quarter of 2010.  Production was lower in the fourth quarter of 2010 by 17% compared to the same period last year as a result of lower grades achieved due to processing of lower grade development ore.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

As expected, the inclusion of paste backfill process starting during the second quarter of 2010 lowered operating margin per kilogram of niobium(4) for the fourth quarter and full year.  Paste backfill process will enable near complete extraction of the ore body including areas with lower grades, impacting mining costs and operating margin.  In addition, the operating margin per kilogram of niobium was adversely impacted by the stronger Canadian dollar and higher aluminum prices and volumes compared to the same periods in 2009.

The 34% increase in niobium reserves in 2010 together with a deposit that remains open at depth, reinforces the Company’s strategy to unlock the value of this asset.

(1)
Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures.  Comparative figures in 2009 of adjusted net earnings have been recalculated to conform to the calculation adopted in 2010.  Please refer to Section 3.a. of the Supplemental information attached at the end of this news release for reconciliation to GAAP measures.

(3)	Cash cost per ounce of gold is a non-GAAP measure. Please refer to Section 3.b. of the Supplemental information attached at the end of this news release for reconciliation to GAAP measures.

(4)
Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure.  Please refer to Section 3.c. of the Supplemental information attached to the end of this news release for reconciliation to GAAP measures.

(5)	The total earnings from operations and working interests is a non-GAAP measure. Refer to the consolidated interim statement of earnings for reconciliation to GAAP measures.

Conference Call

A conference call will be held on February 25, 2011 at 11:00 a.m. (Eastern Standard Time) for a discussion with management regarding the Company's operating performance and financial results for the fourth quarter and year-end 2010.  A webcast of the conference call will be available through the Company's website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-1530 or 1-212-401-6700 passcode: 1483821#

A replay of this conference call will be available from 6:00 p.m. February 25th to March 25th, 2011. Access this replay by dialling: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 269990#

Technical Information and Qualified Person/Quality Control Notes

The  mineral  resource  estimates  contained in this news release have been prepared  in  accordance  with  National  Instrument  43-101  Standards  of Disclosure  for  Mineral  Projects  (“NI 43-101”), JORC and/or SAMREC.  The “Qualified  Person” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geology.  Réjean is considered a “Qualified Person” for the purposes of National  Instrument  43-101  with  respect  to  the  mineralization  being reported  on.  The  technical information has been included herein with the consent  and  prior  review  of  the  above  noted  Qualified  Person.  The Qualified Person has verified the data disclosed, and data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "mineral resources", that the SEC guidelines strictly prohibit the Company from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2009 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Supplemental Information

1.	Unaudited Consolidated Financial statements (Balance sheets, Statements of earnings, and statements of cash flows)

2.	Mining operations production data (unaudited)

3.	Non-GAAP Financial Measures (unaudited)

a.	Adjusted Net Earnings

b.	Cash Costs

c.	Unit Operating Margin per Kilogram of Niobium for the Niobec mine

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Consolidated Balance Sheets

(Unaudited; Expressed in thousands of US dollars)

At December 31	2010	2009
Assets	$	$
Current assets:
Cash and cash equivalents	270,779	191,374
Gold bullion (market value $140,551; December 31, 2009: $108,749)	40,411	40,408
Receivables and other	81,995	83,082
Inventories	206,276	162,033
	599,461	476,897
Other long-term assets	185,620	136,122
Working interests	186,962	173,278
Royalty interests	26,514	28,688
Mining assets	1,825,113	1,053,348
Exploration and development	331,171	786,079
Goodwill	334,774	334,004
Other intangible assets	5,332	8,373
	3,494,947	2,996,789
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	210,826	175,320
Dividends payable	31,324	24,507
Current portion of long-term liabilities	11,756	12,257
	253,906	212,084
Long-term liabilities:
Future income and mining tax liability	256,054	237,379
Asset retirement obligations	134,747	97,337
Other long-term liabilities	16,563	10,216
	407,364	344,932
Non-controlling interests	57,867	23,112
Shareholders’ equity:
Common shares	2,255,875	2,203,269
Contributed surplus	38,616	36,693
Warrants	-	148
Retained earnings	363,852	113,887
Accumulated other comprehensive income	117,467	62,664
	2,775,810	2,416,661
	3,494,947	2,996,789

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Consolidated Statements of Earnings
(Unaudited, Expressed in thousands of US dollars, except per share amounts)

	Fourth quarter ended December 31		Year ended December 31
	2010	2009	2010	2009
	$	$	$	$
Revenues	459,083	265,287	1,167,245	914,339
Expenses:
Mining costs, excluding depreciation, depletion and amortization	216,143	139,214	570,593	446,819
Depreciation, depletion and amortization	35,256	43,347	132,693	153,847
	251,399	182,561	703,286	600,666
	207,684	82,726	463,959	313,673
Earnings from working interests	17,777	12,051	56,496	36,036
	225,461	94,777	520,455	349,709
Other:
Corporate administration	13,733	11,894	46,851	49,148
Exploration and development	14,018	11,564	46,025	39,762
Impairment charges	-	88,814	-	98,069
Net interest expense	946	34	3,557	680
Foreign exchange loss (gain)	(2,787)	(2,064)	1,700	(26,967)
Derivative loss (gain)	2,830	(1,642)	13,261	(7,047)
Gain on sale of gold bullion	-	-	-	(36,628)
Other expense (income), net	(14,555)	2,832	(24,361)	1,804
	14,185	111,432	87,033	118,821
Non-controlling interests	10,978	2,489	18,222	8,784
	25,163	113,921	105,255	127,605
Earnings (loss) before income and mining taxes	200,298	(19,144)	415,200	222,104
Income and mining taxes:
Current taxes	47,504	26,903	133,646	92,274
Future taxes expenses	8,310	1,318	1,761	15,707
	55,814	28,221	135,407	107,981
Net earnings (loss)	144,484	(47,365)	279,793	114,123
Weighted average number of common shares outstanding (in thousands)
Basic	372,795	368,384	371,392	352,755
Diluted	374,395	368,384	373,255	354,631
Basic and diluted net earnings (loss) per share	0.39	(0.13)	0.75	0.32

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited, Expressed in thousands of US dollars)
	Fourth quarter ended December 31		Year ended December 31
	2010	2009	2010	2009
	$	$	$	$
Operating activities:
Net earnings (loss)	144,484	(47,365)	279,793	114,123
Disbursement to asset retirement obligations	(1,708)	(3,019)	(3,333)	(6,661)
Settlement of derivatives	399	831	(2,025)	(4,416)
Items not affecting cash:
Earnings from working interests, net of dividends received	(8,327)	(12,051)	(31,926)	(36,036)
Depreciation, depletion and amortization	35,256	43,347	132,693	153,847
Impairment charges	-	88,814	-	98,069
Amortization of forward sales liability	-	-	-	(10,472)
Future income and mining taxes	8,310	1,318	1,761	15,707
Stock-based compensation	1,545	1,676	7,689	6,080
Unrealized derivative loss (gain)	1,699	(3,628)	9,499	(6,131)
Gain on sale of gold bullion	-	-	-	(36,628)
Gain on sale of assets	(3,841)	(201)	(4,150)	(1,878)
Gain on sale of marketable securities	(10,907)	(629)	(21,042)	(2,473)
Asset retirement obligations adjustments	18,062	17,992	22,630	21,726
Non-controlling interests	10,978	2,489	18,222	8,784
Unrealized foreign exchange gain on cash and cash equivalents	(1,020)	(1,366)	(686)	(27,434)
Other	(553)	5,985	4,111	9,331
Change in non-cash working capital	26,941	(26,746)	1,877	(38,580)
	221,318	67,447	415,113	256,958
Investing activities:
Business acquisitions	-	(4,464)	-	(7,765)
Investments proceeds (acquisitions)	8,803	33	23,723	(8,061)
Loan repayments from working interests	2,881	-	18,242	-
Restricted cash	-	-	-	5,311
Mining assets	(34,745)	(25,792)	(142,177)	(105,868)
Exploration and development	(29,899)	(96,740)	(229,949)	(346,696)
Long-term ore stockpiles	(10,470)	(1,999)	(25,835)	(9,342)
Net proceeds (acquisitions) of other assets	(37)	10	(1,452)	(1,032)
Proceeds from sale of gold bullion	-	-	-	66,411
	(63,467)	(128,952)	(357,448)	(407,042)
Financing activities:
Proceeds from credit facility	-	-	50,000	72,000
Repayment of long-term liabilities and credit facility	-	(560)	(50,000)	(166,581)
Financing costs	-	-	(2,365)	-
Issue of common shares, net of issue costs	901	7,973	54,652	308,356
Gain on share purchase plan	22	-	451	-
Dividends paid	(1,670)	-	(31,684)	(17,740)
	(747)	7,413	21,054	196,035
Impact of foreign exchange on cash and cash equivalents	1,020	1,366	686	27,434
Net increase (decrease) in cash and cash equivalents	158,124	(52,726)	79,405	73,385
Cash and cash equivalents, beginning of period	112,655	244,100	191,374	117,989
Cash and cash equivalents, end of period	270,779	191,374	270,779	191,374

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

2.0           Mining Operations Production Data (unaudited)

Tables below show production data for each mining operation for each quarter of 2010 and 2009.
				2010	2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Suriname—Rosebel Mine (IAMGOLD interest—95%)
Total operating material mined (000t)	13,967	12,364	11,797	14,159	15,541	14,133	12,602	11,127
Strip ratio(a)	2.6	3.0	2.9	3.2	3.5	3.5	3.0	3.2
Ore milled (000t)	3,417	3,112	3,172	3,131	2,759	3,003	2,883	2,448
Head grade (g/t)	1.2	1.1	0.9	1.1	1.3	1.3	1.3	1.2
Recovery (%)	95	94	89	92	93	92	93	93
Gold production – 100% (000 oz)	126	106	86	98	104	111	109	88
Attributable gold production – 95% (000 oz)	119	101	82	93	99	106	104	83
Gold sales – 100% (000 oz)	131	96	87	102	98	107	104	74
Gold revenue ($/oz)(b)	1,378	1,238	1,207	1,111	1,097	969	916	912
Cash cost excluding royalties ($/oz)	378	421	504	401	369	359	327	353
Royalties ($/oz)	71	63	63	55	53	44	40	40
Cash cost ($/oz)(c)	449	484	567	456	422	403	367	393
Burkina Faso—Essakane Mine (IAMGOLD interest—90%)(d)
Total operating material mined (000t)	7,454	5,404	-	-	-	-	-	-
Strip ratio(a)	1.1	1.2	-	-	-	-	-	-
Ore milled (000t)	1,675	1,298	-	-	-	-	-	-
Head grade (g/t)	1.7	1.2	-	-	-	-	-	-
Recovery (%)	96	95	-	-	-	-	-	-
Gold production – 100% (000 oz)	89	47	-	-	-	-	-	-
Attributable gold production – 90% (000 oz)	80	42	-	-	-	-	-	-
Gold sales – 100% (000 oz)	95	18	-	-	-	-	-	-
Gold revenue ($/oz)(b)	1,386	1,287	-	-	-	-	-	-
Cash cost excluding royalties ($/oz)	372	441	-	-	-	-	-	-
Royalties ($/oz)	42	18	-	-	-	-	-	-
Cash cost ($/oz)(c)	414	459	-	-	-	-	-	-
Canada—Doyon Division (IAMGOLD interest—100%)
Total operating material mined (000t)	12	13	17	19	60	99	119	107
Ore milled (000t)	44	17	-	-	63	104	115	106
Head grade (g/t)	13.1	14.2	-	-	10.3	9.5	7.9	8.3
Recovery (%)	96	96	-	-	96	96	96	96
Gold production (000 oz)	18	13	2	-	24	30	28	27
Gold sales (000 oz)	24	3	-	6	23	30	25	36
Gold revenue ($/oz)(b)	1,396	1,284	-	1,100	1,094	973	928	916
Cash cost excluding royalties ($/oz)	812	430	252	-	517	505	514	521
Royalties ($/oz)	31	26	28	-	11	12	9	8
Cash cost ($/oz)(c)	843	456	280	-	528	517	523	529

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Botswana—Mupane Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	1,967	2,583	1,853	1,954	1,956	2,049	1,817	1,639
Strip ratio(a)	6.9	9.8	5.8	9.5	8.8	7.4	9.2	6.3
Ore milled (000t)	279	315	279	250	203	198	246	252
Head grade (g/t)	1.9	1.8	1.8	1.9	1.8	2.2	2.4	2.2
Recovery (%)	89	86	80	87	89	85	80	76
Gold production (000 oz)	15	16	13	13	11	11	15	14
Gold sales (000 oz)	13	16	13	15	10	11	20	19
Gold revenue ($/oz)(b)	1,382	1,236	1,226	1,115	1,109	838	647	643
Cash cost excluding royalties ($/oz)	1,001	902	829	775	814	703	644	596
Royalties ($/oz)	61	62	58	51	71	41	53	57
Cash cost ($/oz)(c)	1,062	964	887	826	885	744	697	653
Mali—Sadiola Mine (IAMGOLD interest – 41% in 2010; 38% in 2009)(e)
Total operating material mined (000t)	2,692	1,808	2,486	2,668	2,587	2,072	1,845	2,246
Strip ratio(a)	7.4	8.5	8.2	7.9	7.6	13.4	3.3	4.6
Ore milled (000t)	460	441	448	443	467	421	413	357
Head grade (g/t)	2.1	2.1	2.1	2.1	2.1	2.6	2.8	3.0
Recovery (%)	92	92	95	94	94	86	92	91
Attributable gold production (000 oz)	29	30	29	30	32	32	35	36
Attributable gold sales (000 oz)	31	28	29	29	33	31	37	34
Gold revenue ($/oz)(b)	1,366	1,222	1,188	1,109	1,089	958	922	898
Cash cost excluding royalties ($/oz)	696	589	567	473	549	468	366	334
Royalties ($/oz)	89	70	69	65	67	57	58	51
Cash cost ($/oz)(c)	785	659	636	538	616	525	424	385
Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	1,384	1,508	1,364	704	410	535	652	939
Strip ratio(a)	5.5	8.2	7.7	4.3	2.1	8.5	1.4	2.9
Ore crushed (000t)	308	233	328	304	325	220	283	271
Head grade (g/t)	1.0	1.0	1.0	1.9	3.0	3.2	4.4	2.8
Attributable gold stacked (000 oz)	10	7	11	18	32	23	39	25
Attributable gold production (000 oz)	9	9	15	27	28	22	26	13
Attributable gold sales (000 oz)	8	10	15	26	29	22	25	13
Gold revenue ($/oz)(b)	1,373	1,233	1,185	1,110	1,091	958	924	909
Cash cost excluding royalties ($/oz)	1,302	1,169	622	397	256	194	280	471
Royalties ($/oz)	77	74	75	65	67	57	54	55
Cash cost ($/oz)(c)	1,379	1,243	697	462	323	251	334	526

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	3,634	3,250	4,194	4,095	3,900	3,983	4,324	4,487
Capitalized waste mined (000t)	2,582	3,208	2,397	2,660	2,131	1,991	1,650	2,259
Strip ratio(a)	2.4	2.3	2.8	2.9	3.1	3.0	3.3	3.6
Heap Leach:
Ore crushed (000t)	548	559	608	624	520	428	479	537
Head grade (g/t)	0.7	0.5	0.6	0.6	0.7	0.7	0.9	1.0
Attributable gold production (000 oz)	10	9	12	12	9	8	11	14
Mill:
Ore milled (000t)	538	528	562	499	511	541	497	449
Head grade (g/t)	1.4	1.4	1.5	1.3	1.4	1.4	1.3	1.3
Attributable gold production (000 oz)	24	25	26	21	23	25	20	15
Total attributable gold production (000 oz)	34	34	38	33	32	33	31	29
Total attributable gold sales (000 oz)	34	34	38	33	32	33	31	29
Gold revenue ($/oz)(b)	1,366	1,223	1,192	1,110	1,105	964	920	904
Cash cost excluding royalties ($/oz)	570	582	562	556	475	479	484	500
Royalties ($/oz)	41	8	60	37	30	32	28	27
Cash cost ($/oz)(c)	611	590	622	593	505	511	512	527
Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	623	718	640	623	630	475	716	909
Strip ratio(a)	2.0	2.5	2.0	2.6	2.4	2.0	2.4	3.6
Ore milled (000t)	237	234	250	256	213	232	246	252
Head grade (g/t)	1.6	1.5	1.5	1.3	1.3	1.4	1.3	1.3
Recovery (%)	93	93	93	92	93	95	93	93
Attributable gold production (000 oz)	11	11	11	10	8	10	10	10
Attributable gold sales (000 oz)	11	11	11	10	8	10	10	10
Gold revenue ($/oz)(b)	1,367	1,229	1,194	1,119	1,087	962	921	906
Cash cost excluding royalties ($/oz)	632	612	615	640	616	546	581	620
Royalties ($/oz)	41	11	60	35	36	26	28	27
Cash cost ($/oz)(c)	673	623	675	675	652	572	609	647
Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	454	427	441	470	474	437	438	424
Ore milled (000t)	502	458	456	448	448	441	453	413
Grade (% Nb205)	0.59	0.62	0.62	0.61	0.64	0.61	0.57	0.63
Niobium production (millions of kg Nb)	1.0	1.1	1.1	1.2	1.2	1.0	0.9	1.0
Niobium sales (millions of kg Nb)	1.0	1.1	1.1	1.1	1.4	1.1	1.0	0.9
Operating margin ($/kg Nb)(f)	17	19	19	19	20	18	19	22

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to Section 3.b. of the Supplemental information attached at the end of this news release for reconciliation to GAAP measures.
(d)	Commercial production at Essakane started effective as of July 16, 2010.
(e)	On December 29, 2009, the Company purchased an additional 3% interest in Sadiola which resulted in a 41% interest in the Sadiola joint venture
(f)
Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure.  Refer to Section 3.c. of the Supplemental information attached at the end of this news release for reconciliation to GAAP measures.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

3.a.   Non-GAAP Financial Measures - Adjusted Net Earnings (unaudited)

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures.  Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods.  Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by Canadian generally accepted accounting policies (“GAAP”), are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP.  Adjusted net earnings represent net earnings excluding certain impacts, net of tax, such as impairment charge, changes in asset retirement obligations for closed properties, unrealized derivative gain or loss on gold Mupane hedging, gain on sale of gold bullion, marketable securities and assets, impairment of marketable securities, foreign exchange gain or loss, and executive severance costs.  These measures are not necessarily indicative of net earnings or cash flows as determined under GAAP.  The following table provides a reconciliation of net earnings (loss) to adjusted net earnings as per the unaudited interim consolidated statement of earnings.

	Fourth quarter ended December 31		Year ended December 31
	2010	2009	2010	2009
(in $ millions, except for number of shares and per share amounts; amounts are net of tax impact)	$	$	$	$
Net earnings (loss)	144.5	(47.4)	279.8	114.1
Impairment charges	-	88.8	-	98.1
Changes in asset retirement obligations for closed properties	12.0	13.3	12.0	13.3
Unrealized derivative loss on gold Mupane hedging	3.4	-	11.8	-
Gain on sale of gold bullion	-	-	-	(30.7)
Gain on sales of marketable securities	(9.5)	(0.6)	(18.3)	(2.6)
Gain on sales of assets	(3.3)	(0.2)	(3.6)	(1.9)
Impairment of marketable securities	-	3.4	-	3.5
Foreign exchange loss (gain)	(2.8)	(2.1)	1.7	(27.0)
Executive severance costs	0.6	1.6	2.3	3.2
	0.4	104.2	5.9	55.9
Adjusted net earnings	144.9	56.8	285.7	170.0
Weighted average number of common shares outstanding (in millions)
Basic	372.8	368.4	371.4	352.8
Diluted	374.4	368.4	373.3	354.6
Basic net earnings (loss) per share	0.39	(0.13)	0.75	0.32
Basic adjusted net earnings per share	0.39	0.15	0.77	0.48

Comparative figures in 2009 and in previous quarters of 2010 of adjusted net earnings have been recalculated to conform to the calculation adopted in 2010.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

3.b. Non-GAAP Financial Measures - Cash Costs (unaudited)

The Company’s News Release often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance.  This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations.  “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America.  Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.  Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, exploration and development costs.  These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce.  The measure, along with sales, is considered a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by Canadian GAAP and differ from measures determined in accordance with GAAP.  They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Fourth Quarter ended December 31, 2010
	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Essakane(a)	Doyon Division	Mupane	Sadiola(b)	Yatela	Total	Other(c)	Total(d)
	$	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	63.6	42.6	36.3	14.3	24.9	11.8	193.5	22.6	216.1
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	(0.1)	(1.3)	-	(0.1)	(0.1)	(1.8)
Stock movement	(5.3)	(5.1)	(2.9)	2.1	(1.0)	0.8	(11.4)
Accretion expense and other changes in asset retirement obligations	(0.4)	(0.1)	(0.6)	(0.2)	(0.1)	(0.2)	(1.6)
Foreign exchange, interest and other	(1.1)	(0.6)	(16.1)	(0.8)	(1.1)	(0.3)	(20.0)
Cost attributed to non-controlling interests	(2.8)	(3.6)	-	-	-	-	(6.4)
	(9.8)	(9.5)	(20.9)	1.1	(2.3)	0.2	(41.2)
Cash costs – operating mines	53.8	33.1	15.4	15.4	22.6	12.0	152.3
Cash costs – working interests(e)							28.1
Total cash costs including working interests							180.4
Attributable gold production – operating mines (000 oz)	119	80	18	15	29	9	270
Attributable gold production – working interests (000 oz)(e)							45
Total attributable gold production (000 oz)							315
Total cash costs ($/oz)	449	414	843	1,062	785	1,379	574

Year ended December 31, 2010
	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Essakane(a)	Doyon Division	Mupane	Sadiola(b)	Yatela	Total	Other(c)	Total(d)
	$	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	212.8	49.3	47.4	53.7	79.6	46.1	488.9	81.7	570.6
Adjust for:
By-product credit (excluded from mining costs)	(0.4)	(0.1)	(2.1)	-	(0.2)	(0.1)	(2.9)
Stock movement	(6.0)	11.2	(2.5)	0.7	0.6	0.8	4.8
Accretion expense and other changes in asset retirement obligations	(1.7)	(0.1)	(2.3)	(0.4)	(0.7)	(0.8)	(6.0)
Foreign exchange, interest and other	(3.6)	(1.9)	(18.6)	(1.2)	(2.4)	0.8	(26.9)
Cost attributed to non-controlling interests	(10.0)	(5.8)	-	-	-	-	(15.8)
	(21.7)	3.3	(25.5)	(0.9)	(2.7)	0.7	(46.8)
Cash costs – operating mines	191.1	52.6	21.9	52.8	76.9	46.8	442.1
Cash costs – working interests(e)							112.5
Total cash costs including working interests							554.6
Attributable gold production – operating mines (000 oz)	395	122	33	57	118	60	785
Attributable gold production – working interests (000 oz)(e)							182
Total attributable gold production (000 oz)							967
Total cash costs ($/oz)	484	429	655	941	653	780	574
(a)	Commercial production starting July 16, 2010.
(b)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(c)	Niobium, Exploration and development and Corporate Segments.
(d)	As per Consolidated statement of earnings.
(e)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

Fourth quarter ended December 31, 2009
	Operating Gold Mines						Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Mupane	Sadiola(a)	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	42.6	29.1	9.2	20.9	10.5	112.3	26.9	139.2
Adjust for:
By-product credit (excluded from mining costs)	(0.1)	(0.6)	(0.1)	-	-	(0.8)
Realized loss on non-hedge derivatives (excluded from mining costs)	0.6	(0.5)	0.1	0.3	0.1	0.6
Stock movement	3.6	0.7	0.3	(0.5)	(0.3)	3.8
Accretion expense and other changes in asset retirement obligations	(0.4)	(16.1)	(0.1)	(0.2)	(0.1)	(16.9)
Foreign exchange, interest and other	(2.2)	(0.1)	-	(0.9)	(1.1)	(4.3)
Cost attributed to non-controlling interest	(2.2)	-	-	-	-	(2.2)
	(0.7)	(16.6)	0.2	(1.3)	(1.4)	(19.8)
Cash costs – operating mines	41.9	12.5	9.4	19.6	9.1	92.5
Cash costs – working interests(d)						21.9
Total cash costs including working interests						114.4
Attributable gold production – operating mines (000 oz )	99	24	11	32	28	194
Attributable gold production – working interests (000 oz)(d)						40
Total attributable gold production (000 oz)						234
Total cash costs ($/oz)	422	528	885	616	323	488

Year ended December 31, 2009
	Operating Gold Mines						Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Mupane	Sadiola(a)	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	155.5	77.7	40.0	67.0	30.5	370.7	76.1	446.8
Adjust for:
By-product credit (excluded from mining costs)	(0.3)	(2.4)	(0.1)	(0.1)	-	(2.9)
Loss/(Gain) on non-hedge derivatives (excluded from mining costs)	0.6	(0.5)	0.1	0.3	0.1	0.6
Stock movement	14.1	(0.4)	(1.1)	-	-	12.6
Accretion expense and other changes in asset retirement obligations	(1.7)	(17.2)	(0.3)	(0.7)	(0.5)	(20.4)
Foreign exchange, interest and other	(4.7)	(0.2)	(1.1)	(1.5)	0.1	(7.4)
Cost attributed to non-controlling interest	(8.2)	-	-	-	-	(8.2)
	(0.2)	(20.7)	(2.5)	(2.0)	(0.3)	(25.7)
Cash costs – operating mines	155.3	57.0	37.5	65.0	30.2	345.0
Cash costs – working interests(d)						88.1
Total cash costs including working interests	155.3	57.0	37.5	65.0	30.2	433.1
Attributable gold production – operating mines (000 oz )	392	109	51	135	89	776
Attributable gold production – working interests (000 oz)(d)						163
Total attributable gold production (000 oz)						939
Total cash costs ($/oz)	396	524	735	483	339	461
(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Niobium, Exploration and development and Corporate Segments.
(c)	As per Consolidated statement of earnings.
(d)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)

3.c.   Non-GAAP Financial Measures - Unit Operating Margin per Kilogram of Niobium for the Niobec mine (unaudited)

The Company’s News Release refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine.  The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operations.  The operating margin per kilogram of niobium does not have any standardized meaning prescribed by Canadian GAAP, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, mining costs and attributable non-hedge derivative gain or loss as per the unaudited interim consolidated statement of earnings.

(unaudited)	2010				2009
(in $ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenues from the Niobec mine as per segmented information in consolidated financial statements	39.2	40.4	38.9	40.2	52.8	39.7	35.0	31.8
Mining costs per consolidated statement of earnings	216.1	128.6	109.5	116.4	139.2	109.9	108.4	89.3
Mining costs from gold mines as per cash cost reconciliation	(193.5)	(108.3)	(90.5)	(96.6)	(112.3)	(90.0)	(91.7)	(76.7)
Other mining costs	(0.9)	(0.4)	(0.6)	(0.4)	(1.9)	-	-	(0.1)
	21.7	19.9	18.4	19.4	25.0	19.9	16.7	12.5
Non-hedge derivative gain	-	-	-	-	(0.6)	-	-	-
Mining costs from the Niobec mine	21.7	19.9	18.4	19.4	24.4	19.9	16.7	12.5
Operating margin	17.5	20.5	20.5	20.8	28.4	19.8	18.3	19.3
Sales volume (millions of kg Nb)	1.0	1.1	1.1	1.1	1.4	1.1	1.0	0.9
Operating margin ($/kg Nb)	17	19	19	19	20	18	19	22

IAMGOLD CORPORATION - FOURTH QUARTER NEWS RELEASE - DECEMBER 31, 2010 (UNAUDITED)